Exhibit 99.1

Change in the number of shares owned by the largest shareholder of Shinhan Financial Group

On January 24, 2018, Shinhan Financial Group (hereafter “SFG”) reported that the number of shares owned by its largest shareholder, Korea’s National Pension Service (hereafter “NPS”), had increased from 45,269,850shares of common stock (representing 9.55%, as of December 31, 2016) to 45,285,762shares of common stock (representing 9.55%, as of December 31, 2017).

This disclosure is based on the results of shareholder registry closing as of December 31, 2017 to identify entitled shareholders to exercise voting rights at the Annual General Meeting of Shareholders and to receive dividends, if any, for fiscal year 2017.